SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 26)
Under the Securities and Exchange Act of 1934

 Salomon Brothers Municipal Partners Fund II, Inc.
(MPT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

794918102
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2005
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 11 pages)
There are Three Exhibits.















ITEM 1	Security and Issuer
		Common Stock
		Salomon Brothers Municipal Partners Fund II, Inc.
		Salomon Brothers Asset Management .
		125 Broad Street
		10th Floor, MF-2
		New York, New York 10004
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of MPT
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a) KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of MPT fit the investment guidelines for various
		Accounts.  Shares have been acquired since December 24, 1997.
b) Although originally purchased for investment purposes only, KIM sent a proposal to be considered at the next special meeting (Exhibit 1).
c) On October 5, 2005, KIM filed the attached shareholder communication
(Exhibit 2).
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 393,425 shares, which represents 6.55% of the outstanding Shares.  George Karpus presently owns 17,900 shares purchased on August 15 & 16, 2001 at $12.60 (7,500 shares), August 21 & September 19 at $12.71 (2,500 shares), April 14,
2003 at $13.06 (600 shares), and May 6, 7 & 9 at $13.40 (9400 shares).He sold on June 28, 2005 at $ 13.50 (200 shares), June  29 at $13.59 and $
13.60 (1000 shares), and June 30 at $ 13.61 (100 shares), July 6, 2005 at $
13.53 (300 shares),  July 7 &11 at $ 13.56 (200 shares), and July 14 at
$13.54 (300 shares). Jo Ann Van Degriff owns 1150 shares purchased on
May 10, 2005 at $12.70 .
None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on December 24, 1997 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period.
DATE
SHARES
PRICE PER
DATE
SHARES
PRICE PER


SHARE


SHARE
10/24/2005
1500
13.32
11/10/2005
200
13.19
10/25/2005
500
13.44



10/25/2005
-250
13.32



10/27/2005
500
13.44



10/31/2005
1000
13.37



      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of MPT
		securities.
ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.




Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.




December 9, 2005  			By:_____________________________________
          Date						      Signature

      Dana R. Consler, Senior Vice President
                 		        Name/ Title


EXHIBIT ONE
Proposal for Tender Offer

			VIA OVERNIGHT, FAX, CERTIFIED MAIL
August 4, 2005

Robert I. Frenkel, Esq.
Salomon Bros Municipal Partner
Secretary & Chief Legal Officer
300 First Stamford Place ? 4th Floor
Stamford, CT  06902

Dear Mr. Frenkel:

Karpus Management, Inc. d/b/a Karpus Investment Management (KIM), is the beneficial owner as of July 31, 2005, of 310,090 shares of the common stock of Salomon Brothers Municipal Partners Fund (MNP) (the Fund) (approximately 5.386% of the outstanding common shares) as attested by Schedule 13D/A filings with the Securities and Exchange Commission
We have been the beneficial owner of the shares valued at more than $2,000 for more than one year and expect to continue ownership through the date of the Fund?s next shareholder meeting. KIM?s first purchase of shares began on December 8, 2000. All such purchases have been made in the open market.

Pursuant to Rule 14-28(b) (2) (ii) of the Securities Exchange Act of 1934, we
(KIM) are hereby submitting the following proposal and supporting statement for inclusion in any and all proxy materials at the next meeting of shareholders. Attached is our Schedule 13D as electronically filed with the Securities and Exchange Commission.

PROPOSAL

KIM proposes that the Fund conduct a tender offer for up to 25% of the outstanding shares of the Fund at net asset value to be voted on at the next meeting of shareholders. Should the Board of Directors recommend to shareholders that a new advisory agreement be ratified, we propose the tender offer for shares at net asset value be increased to include all shares that did not vote ?for? the new investment advisory contract. This would include all abstentions and broker non-votes.

SUPPORTING STATEMENT

According to the original prospectus, the Board of Directors, in consultation with the Investment Manager and the Investment Advisor, will review on an annual basis the possibility of further open market repurchases and/or tender offers for the common stock

The Fund manager has provided exceptional net asset performance to shareholders but has yet to close the discount to net asset value.
Net asset performance from June 30, 2004 through June 30, 2005 has been 9.19% verses Morningstar Intermediate Municipal Fund return of 5.49% and Lehman 7 Year Municipal Index return of
5.91%.  Yet the Fund continues to trade at a discount to net asset value!


KIM believes the current Fund Management and Board of Directors of MNP have not taken adequate measures to close this discount. For the time period of June 30, 2004 through June 30, 2005 MNP traded at an average discount of 11.97%. MNP has traded at a significant discount to NAV since the end of 1994, over 10 years. What steps have been taken to close this discount?

The original prospectus stated ?If, at any time after the second year following the offering, the Common Stock publicly trades for a substantial period of time at a substantial discount from the NAV, the Board of
Directors will consider at its next regularly scheduled meeting, taking various actions designed to eliminate the discount, which may include recommending to shareholders the conversion of the Fund to an open
-end investment company?.   This clearly dictates the original intent not to
allow the fund to trade at significant discounts, protecting investor?s economic interest in the Fund. Why has the Board ignored this intent to the detriment of shareholders? Every shareholder that has sold shares in the last 10 + years in the market place received less for their shares than they were entitled to. We believe the Board has breeched their fiduciary responsibilities to these shareholders that sold at prices below NAV.

Additionally, MNP is plagued by low trading volume. From June 30, 2004 through June 30, 2005 average daily trading volume has been 8,905 shares.
Large shareholders who do not agree with the possible changes in the fund management contract and who may wish to liquidate their position could severely depress the Fund?s market price because of persistently low volume. Dissenters deciding to sell their shares could cause the discount to NAV to widen harming both existing shareholders and sellers. Dissenters have rights under the law that may provide net asset value for their shares.

It is the fiduciary duty of the Board of Directors to allow Fund shareholders the ability to receive economic benefits from any management transition.
Any merger to, or with, an open-end fund should benefit all shareholders and could create economies of scale that would reduce the expense ratio.

Should the Board decide to open-end the Fund or to merge the Fund with another open-end fund our proposal for tender would be withdrawn.

END OF PROPOSAL

Very truly yours,
Sharon L. Thornton
Senior Fixed Income Analyst/Portfolio Mgr.


EXHIBIT TWO
Shareholder Communication Filed October 5, 2005

KARPUS INVESTMENT MANAGEMENT
183 SULLY?S TRAIL
PITTSFORD, NEW YORK 14534
(585) 586-4680
for
Salomon Brothers Municipal Partners Fund Inc.
Salomon Brothers Municipal Partners Fund II Inc.

This letter is being sent to you by Karpus Investment Management (KIM) to enlist your support as a fellow shareholder. Citigroup is selling its Investment Management business to Legg Mason for $3.7 Billion. KIM believes that there is a benefit to everyone BUT the shareholders in this transaction. Citigroup accuses KIM of conducting a ?side-show?
by raising these critical shareholder issues.

We should not go quietly and accept this transaction without a benefit to us, the shareholders. We have no assurances who will be conducting the day-to-day management of the Funds in the future! The Boards of Directors of our Funds are treating us like cattle and trading us. They have a duty to address our concerns.

The original prospectuses stated that the Boards of Directors would annually consider methods to manage or close the market discount of the Funds verses net asset value. We asked the Funds to submit a proposal to shareholders asking the Boards of Directors to consider a tender offer for 25% of the outstanding shares. The Boards chose not to let shareholders voice their opinions on this proposal, which would enable shareholders to receive a substantial economic benefit should they choose to leave the Fund!

What do we want to gain?

As of September 30, 2005, Salomon Brothers Municipal Partners Fund closed at $13.99 per share verses the net asset value of $15.03. Net asset value is what the securities within the Fund are worth in the marketplace. Should you have been allowed to realize the real value as of this date, your investment would have increased by 7.43% or $1.04 per share.

As of September 30, 2005, Salomon Brothers Municipal Partners Fund II closed at $13.38 per share with a net asset value of $14.59 per share. Should you have been allowed to realize the real value as of this date, your investment would have increased by 9.04% or $1.20 per share.

KIM wants ALL shareholders to be able to reap an economic benefit from this transaction. If Citigroup and Legg Mason benefit, so should we!

We believe that this is the ONLY CHANCE WE MAY HAVE to make the Boards of Directors and the Funds Management meet our expectations of closing or eliminating the discount to net asset value of the Funds. We want this economic benefit before we will agree to transfer management of the Funds.

By voting the GREEN CARD we will be sending a message to the Boards of Directors that they need to honor commitments made in the Funds? original prospectuses to close their persistent trading discounts.

VOTE AGAINST THIS TRANSFER

If you have already received and voted a white proxy card of either Fund, you can rescind your vote by voting the GREEN proxy card provided to you by Karpus Investment Management.

WE NEED YOUR SUPPORT TO ALERT MANAGEMENT AND THE
BOARD OF DIRECTORS THAT WE WILL NOT GO QUIETLY
WITHOUT AN ECONOMIC BENEFIT FOR THE SHAREHOLDERS.

VOTE THE GREEN CARD WITH KARPUS, BEWARE OF
TELEPHONE SOLICITATIONS; MAKE SURE YOUR VOTE IS
COUNTED AND COUNTED ACCORDING TO YOUR WISHES.





























EXHIBIT THREE
Letter to the Board of Directors Sent October 18, 2005

KARPUS INVESTMENT MANAGEMENT
183 SULLY?S TRAIL
PITTSFORD, NEW YORK 14534
(585) 586-4680
for
Salomon Brothers Municipal Partners Fund Inc.
Salomon Brothers Municipal Partners Fund II Inc.

Dear Board Member:

We would like to focus your attention on the following language contained in the prospectuses for Salomon Brothers Municipal Partners Fund Inc. (MNP) and Salomon Brothers Municipal Partners Fund II Inc. (MPT): ?... if, at any time after the second year following this offering, the Common Stock publicly trades for a substantial period of time at a substantial discount from net asset value, the Board of Directors will consider, at its next regularly scheduled meeting, taking various actions designed to eliminate the discount, which may include recommending to shareholders the conversion of the Fund to an open-end investment company.? Notwithstanding this provision stated identically in both Funds? prospectuses, persistent discounts have been tolerated without any action for over ten years.

Why have the Boards been ignoring this lifeboat provision contained in the Funds? original prospectuses? After all, this specific provision may have induced many of us to become shareholders in the first place.

How could it be perceived by the Board for the last ten years that the most rational and prudent path to pursue maximization of shareholder value for both funds is no action at all? From our perspective, it seems as though your first ?action? to address our Funds? discounts is to trivialize the issue and hand it off to Legg Mason. From your past and your predecessor?s past inactions, what assurances can be made to shareholders that their investments are not being rubber stamped for the best interests of Citigroup and the current Boards?

Couldn?t the synergy and economies of scale that you claim you are looking for in completing the Legg Mason transaction be achieved by pursuing the following two less costly alternatives: (1) simply consolidating or merging the two Funds; and (2) pursuing the actions prescribed by the prospectuses that you promised to examine upon acceptance of your directorships? Don?t you, as our Funds? Boards, have a duty to act prudently and exercise sound judgment with regard to minimizing Fund expenses and maximizing shareholder value? As a simple example of how little thought has been put into managing our funds and their expenses, let us examine our Funds and how ?different? they are from one another.

In comparing MNP side-by-side with MPT, there are minimal variations that differentiate one fund from the other. In fact, from both an investment and administration perspective, the two Funds are substantially identical. As proof positive from an investments perspective, factors such as the total value of investments, geographic dispersion of investments, sector allocation, overall credit quality, leveraged duration and unleveraged duration vary by minimal amounts. Additionally, roughly 15.86% of shareholders of MNP own MPT, and 16.39% of shareholders of MPT own MNP.

Alternatively, from an administrative perspective, according to the Funds? semi-annual report to shareholders, dated as of June 30, 2005, the Funds both pay: (1) listing fees on the New York Stock Exchange; (2) auction agent fees; (3) fees for producing shareholder reports; (4) custody fees;
(5) transfer agent fees; (6) insurance fees; (7) legal fees to the same attorney; (8) management fees to the same investment manager; and
(9) directors? fees to the same, identical Board of Directors. About the only difference in terms of expenses is that the Funds pay two different auditors to audit substantially the same Fund.

Should the Boards decide to become active and consider consolidating the two Funds, shareholders would benefit from the minimization of duplicate expenses. Our analysis estimates a reduction in expenses of roughly 20%, equating to roughly $200,000 - $250,000 in annual savings.

Perhaps the most significant similarity which contains possibly the highest potential for reduction of costs relates to the composition of the Board itself. It seems peculiar that each ?independent? director of our Funds serves on an average of thirty-six other portfolios in the same Fund complex being transferred to Legg Mason. This certainly appears to inherently conflict with a prudent person?s ability to ?independently? determine what is in the best interests of maximizing value and minimizing costs in any one particular fund.

In your letter to shareholders on October 5th, you remind us that you, as Board members, have a fiduciary duty to act in the interests of all of the Funds? shareholders. In what capacity does inactivity and a failure to address expense reduction issues relate to this alleged duty that you possess? As yet another example of inaction, you cite expense ratio increases as a reason for not considering tender offers yet do not propose merging the Funds to save expenses. We fail to see the logic in your decision making processes.

As shareholders of the Funds, we refuse to sit idly by and continue to watch mismanagement be simply reassigned to another party by virtue of the signature of Citigroup?s pen. We believe that it is time for the Boards to place shareholder interests first.

Our message to you is simple: the purpose of an ?independent? Board is not to rubber stamp the dicta of management. We believe that Board members need to be held accountable by shareholders to fulfill their contractually prescribed duties. Should the Boards decide not to take appropriate actions to address our concerns, we will seek to take all steps necessary to remedy the current Boards? inadequacies, including, but not limited to, replacement of the current Boards of Directors.

Sincerely,
Karpus Investment Management